Exhibit 99.3

Zogenix FAQs

Contents

General Information		3

1.	What was announced?	3

2.	Who is UCB?	3

3.	Why is this good for Zogenix? How does it fit into our strategy?	3

4.	How do the values of the two companies align?	4

5.	When do you expect to close the transaction?	4

6.	Can we expect updates from UCB during this period before the deal closes?	4

7.	Can Zogenix employees interact with UCB employees?	4

8.	Who is on the integration planning team?	5

Impact to Employees		5

9.	How will the transaction with UCB affect the employees of Zogenix? Will there be layoffs?	5

10.	When will I know if my position is being eliminated? Can you provide detail on the level of layoffs you expect at Zogenix?	5

11.	Is there a severance program for affected employees?	5

12.	If my position is retained (or they offer me a comparable position) but I do not want to work for UCB/move to Atlanta, can I “take a package” instead?	5

13.	If I receive another job offer before this transaction closes, can I accept that job and still receive severance?	6

14.	Will I receive a retention bonus?	6

15.	Will I receive my 2021 bonus and a salary increase?	6

16.	What will happen to my stock options after the close?	6

17.	What happens to my existing restricted stock unit award(s) and performance stock unit awards after the close?	7

18.	What happens to any other Zogenix shares that I own?	7

19.	What happens if I voluntarily resign prior to the closing of the transaction?	7

20.	What happens if I exercise my currently vested stock options before the transaction is effective?	7

21.	What will happen to my benefits? If I continue employment with UCB, will my compensation and benefits package be the same as the package I currently have?	8

22.	Will there be new opportunities in terms of jobs and relocation? Will I be asked to relocate?	8

Business Operations		8

23.	What may I say to partners, suppliers, and others that I have contact with in the normal course of business? What may I say if they ask about the future of Zogenix?	8

24.	What should I do if I’m contacted by the media, the financial community, or other third parties about the transaction?	9

25.	Does this impact the commercial launch of Fintepla?	9

26.	Will this transaction impact any existing supply chain, patient services or commercialization agreements with our current partners?	9

27.	We have many job openings. Are we still hiring during this interim period?	9

28.	How does this effect MT 1621?	9

•	This announcement has no impact on our NDA and MAA target dates of Q4 2022 and Q1 2023 respectively; nor does it impact Zogenix’s commitment to this program	9

29.	Where will the combined company be headquartered and who will lead it?	10

30.	What will happen to our current office facilities?	10

31.	If I have additional questions, who can I ask?	10

Technical Questions		10

32.	What is a tender offer?	10

33.	What is a Contingent Value Right?	11

Thank you for your patience and understanding throughout this process. We appreciate and understand your desire for more information. While we are not able to answer every question at this time, we will attempt to answer as many as we can, and we are committed to transparency and communication during the process. For now, it is very important that we all remain focused on running our business and serving our patients and their families.

General Information

1.	What was announced?

•	We announced that Zogenix has agreed to be acquired by UCB in a transaction valued at $1.9 billion.

•

Upon the closing of the transaction, Zogenix shareholders will receive $26.00 per share in cash. In addition, shareholders will receive one Contingent Value Right (CVR) per share. Each CVR entitles the holder to receive $2.00 in cash for each CVR held if (and only if), no later than December 31, 2023 the European Commission approves the therapeutic indication for seizures associated with Lennox-Gastaut syndrome for Fintepla as an orphan medicinal product after the EMA has recommended that fenfluramine for the treatment of Lennox-Gastaut syndrome not be removed from the EU’s register of orphan medicinal products. (the “Milestone”).

•	This is an important milestone for our company, and we are confident it will help position Fintepla for successful global launches and enhance Fintepla’s ability to reach patients around the world.

2.	Who is UCB?

•

Like Zogenix, UCB shares a focus on neurology and a passion for helping patients. They are a global leader in neuroscience research and development with a strong, established portfolio of commercialized therapies across three neurology disease areas – Epilepsy, Parkinson’s Disease & Restless Legs Syndrome.

•	UCB is headquartered in Brussels, Belgium and has more than 8,000 employees worldwide, with products registered in more than 40 countries. Its U.S. operations are based in Atlanta, Georgia.

3.	Why is this good for Zogenix? How does it fit into our strategy?

•	At Zogenix, we have made tremendous strides in advancing the treatments for rare diseases to address significant unmet patient needs.

•

UCB shares our confidence in Fintepla’s tremendous potential, and we are confident their global scale and resources and proven product launch experience will help bring Fintepla to more patients around the world.

•

In addition, both companies share a commitment to serving patients with high unmet needs, and to discovering, developing, and commercializing novel therapies to improve the lives of those suffering from rare, complex, and debilitating conditions.

•	From a financial perspective, the transaction creates substantial and immediate value for Zogenix shareholders, as well as further potential upside upon the achievement of the Milestone.

4.	How do the values of the two companies align?

•	UCB’s patient focus in neurology and rare disease is closely aligned to Zogenix’s, and they share our commitment to serving patients with unmet needs.

•	Both organizations have highly experienced and talented employees dedicated to improving the lives of patients suffering from complex diseases.

•

In addition, both companies share a commitment to discovering, developing, and commercializing novel therapies to improve the lives of those suffering from rare, complex, and debilitating neurologic conditions.

•

UCB’s values are closely aligned with those of Zogenix: Patients at the heart, Innovation, Passion for Performance, Entrepreneurship, Integrity, Care, Accountability, & Embracing Difference compared to our Zogenix values of Compassion, Courage, Collaboration & Excellence.

5.	When do you expect to close the transaction?

•

We expect to close the transaction in the second quarter of 2022, subject to customary closing conditions and the receipt of transaction-related regulatory approvals. Regulatory delays or other events could cause this timeline to be extended.

•	Until the transaction closes, Zogenix and UCB will continue to operate as separate and independent companies, and it is business as usual at Zogenix.

•	The most important thing you can do is remain focused on your day-to-day responsibilities as we continue preparing for Fintepla’s U.S. launch for Lennox-Gastaut Syndrome.

6.	Can we expect updates from UCB during this period before the deal closes?

•	Until the transaction closes, Zogenix and UCB will continue to operate as separate, independent companies and it is business as usual at Zogenix.

•	Any updates you receive regarding the transaction will come from Zogenix’s leadership team.

•	We will keep you informed as quickly and as transparently as we can as we move through this process and encourage you to regularly check The Zone for updates.

7.	Can Zogenix employees interact with UCB employees?

•	Until the transaction closes, Zogenix and UCB will continue to operate as separate, independent companies, and it is business as usual at Zogenix.

•	Until then, discussions with UCB team members must be directed through an integration planning team.

•	It is very important that you do not engage with UCB employees unless a member of Zogenix executive leadership team explicitly directs you to do so.

8.	Who is on the integration planning team?

•

We are working through those details now. We will keep you informed as quickly and as transparently as possible as we move through this process and encourage you to regularly check The Zone for updates.

Impact to Employees

9.	How will the transaction with UCB affect the employees of Zogenix? Will there be layoffs?

•

Zogenix and UCB will continue to operate as separate, independent companies prior to the closing of the transaction, and Zogenix will continue its normal business activities. You will continue reporting to your current manager. Your job responsibilities will remain unchanged prior to the closing of the transaction.

•

It’s important to note that in all its public statements, UCB has specifically said that it values the strong presence that Zogenix has established in the marketplace and believes the proposed acquisition can add another potential growth dimension for its Neurology & Rare segment, through our reach into this important market. Our job is to ensure that our customers and patients continue to receive the highest possible standards of service and support. After the closing of the transaction, UCB will evaluate the organization and make decisions on the appropriate future structure.

10.	When will I know if my position is being eliminated? Can you provide detail on the level of layoffs you expect at Zogenix?

•

UCB has specifically said that it values the strong relationships and presence that Zogenix has established in the marketplace. UCB will need to take the appropriate time to assess the Zogenix organization and make employment-related decisions. For now, it is very important that we all remain focused serving our patients and their families who depend on FINTEPLA to treat Dravet Syndrome and ensuring continued success of Zogenix.

11.	Is there a severance program for affected employees?

•

Yes. Zogenix maintains a severance policy that provides employees who are involuntarily terminated with severance benefits based on level and years of service. UCB has agreed to honor the Zogenix severance policy for any involuntary terminations that occur during the first year following the closing of the transaction. Details of the severance program will be communicated to Zogenix employees soon.

12.	If my position is retained (or they offer me a comparable position) but I do not want to work for UCB/move to Atlanta, can I “take a package” instead?

•	Details of the severance program will be communicated to Zogenix employees soon.

13.	If I receive another job offer before this transaction closes, can I accept that job and still receive severance?

•	You will need to be an employee at Zogenix/UCB at the time a severance package is offered to be eligible for a severance package.

14.	Will I receive a retention bonus?

•

It is still early in the process, and there are many decisions that have yet to be made. Details regarding roles, salaries, and benefits will be worked out following the close. As soon as these details are finalized, we will update you. Any available integration planning updates will be shared on The Zone.

15.	Will I receive my 2021 bonus and a salary increase?

•

Zogenix employees will be eligible to receive their 2021 corporate bonuses, or field sales incentive bonuses in accordance with our approved bonus plans, and employees will also be eligible to receive a 2022 salary increase.

16.	What will happen to my stock options at the closing?

•

Each stock option that is outstanding (i.e., options that have not been exercised or forfeited) on the closing date of the transaction, whether vested or unvested, with an exercise price that is less than $26.00 per share, will be cancelled, terminated, and converted into the right to receive:

•	A cash payment determined by multiplying: (1) $26.00 minus the applicable exercise price per share of such option, and (2) the number of shares of common stock underlying such option, plus

•	One CVR for each share subject to such stock option.

For example, if you currently have an option to purchase 100 shares at an exercise price of $20.00 per share, you will receive a cash payment at closing of $600 ($26.00 - $20.00) times 100), less applicable withholding taxes, plus 100 CVRs.

•

Each stock option that is outstanding (i.e., options that have not been exercised or forfeited) on the closing date of the transaction, whether vested or unvested, with an exercise price that is at least $26.00 per share but less than $28.00 per share, will be cancelled, terminated, and converted into the right to receive a cash payment if the Milestone is achieved and the CVRs are paid out determined by multiplying: (1) $28.00 minus the applicable exercise price per share of such option, and (2) the number of shares of common stock underlying such option.

•	Any stock option that has a per share exercise price that is equal to or greater than $28.00 will be cancelled without consideration upon the closing of the transaction.

•

If you leave the Company for any reason before the closing of the transaction, all your unvested options will immediately terminate. All your options that have vested as of your separation date will continue to be exercisable for 90 days following your last day of employment. If the transaction closing date occurs during this 90-day period, your vested options will be cancelled, terminated, and converted into the right to receive the consideration indicated above.

•	You may also exercise your stock options as outlined below in Question 21. However, no option exercises will be permitted for three days prior to the closing of the transaction.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

17.	What happens to my existing restricted stock unit award(s) and performance stock unit awards at closing?

•

Many employees have restricted stock unit awards (“RSUs”) and performance stock unit awards (“PSUs”) that remain outstanding. Upon the closing of the transaction, the RSUs and PSUs will be cancelled, terminated, and converted into the right to receive:

•

a cash payment determined by multiplying: (1) $26.00, and (2) the number of shares of common stock underlying such RSU or PSU award (with the PSU award treated as being fully earned for this purpose with respect to all share subject to the award), less applicable taxes, plus one CVR for each share of common stock underlying such RSU or PSU award.

If your employment terminates for any reason before the closing of the transaction, any RSUs or PSUs that were granted prior to January 1, 2022 and that have not vested as of your termination date will be forfeited and will not be subject to acceleration.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

18.	What happens to any other Zogenix shares that I own?

•

In the coming weeks, a “Tender Offer” will commence during which UCB will offer to acquire all outstanding shares of Zogenix stock. At the time the Tender Offer is commenced, you will be provided with an opportunity to tender each share you own in exchange for $26.00 per share, without interest, plus one CVR. You may also sell your shares prior to the closing of the transaction during an open trading window (see Question 19).

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

19.	What happens if I voluntarily resign prior to the closing of the transaction?

•

If you voluntarily terminate your employment at any time prior to the closing of the transaction, you will not be entitled to any severance pay or benefits and your unvested equity awards will terminate just like any standard termination prior to this announcement.

20.	What happens if I exercise my currently vested stock options before the transaction is effective?

•

You may exercise your vested stock options in accordance with our normal procedures for exercising options, which require pre-clearance. If you are planning to sell your shares, including doing a same-day sale, you may do so only in an open trading window and so long as you are not in possession of material non-public information and follow our procedures for selling. Our trading window is currently closed. Although we typically open the trading window for most employees two business days after the public release of earnings data for the fourth quarter of 2021, given current circumstances we may not open the trading window, or we may be required to close the trading window early and without advance notice.

•	If, prior to the expiration of the Tender Offer, you elect to exercise your stock options and hold the shares, you may choose to tender your shares to UCB after the close.

•	If you do not exercise your vested stock options prior to the expiration of the Tender Offer, your options will be cancelled in exchange for the consideration described in Question 15 above.

•	However, no option exercises will be permitted for three days prior to the closing of the transaction.

Every situation is unique, and you should consult with your personal tax advisor to confirm the tax treatment specific to your personal situation.

21.	What will happen to my benefits? If I continue employment with UCB, will my compensation and benefits package be the same as the package I currently have?

•

The Zogenix benefit plans will continue at least through the closing of the transaction. We understand that UCB offers a comparable range of employee benefit programs and will do what we can to provide more information about their benefits programs at some future point.

•

If any positions are eliminated as a result of the closing of the transaction and impacted individuals are a current participant in a Zogenix healthcare insurance plan, COBRA coverage will be available. COBRA is generally available for up to 18 months after termination of employment if you are eligible to receive severance benefits. Information about COBRA would be provided in such circumstances.

22.	Will there be new opportunities in terms of jobs and relocation? Will I be asked to relocate?

•	While it is possible, it is still early in the process, and there are many decisions that have yet to be made.

•	Between now and close, the integration planning team comprised of Zogenix and UCB leadership will determine how our organizations will come together.

•	However, decisions regarding organizational structure will not be finalized before the close. This means that details regarding roles, salaries and benefits will be worked out following close.

•	We are committed to keeping you informed, and we will provide additional details on our integration planning as decisions are made.

Business Operations

23.	What may I say to partners, suppliers, and others that I have contact with in the normal course of business? What may I say if they ask about the future of Zogenix?

•

Our Executive Team and Corporate Communications are reaching out to our partners, suppliers, and key vendors. For those people that you are in contact with during the normal course of business, you can share the press release that was distributed to all employees and is also available on our company website. You may only communicate that we will not know any further information until the closing of the transaction.

24.	What should I do if I’m contacted by the media, the financial community, or other third parties about the transaction?

•

Should you be contacted by members of the media or financial community or other third parties regarding this transaction, please refer all inquiries directly to Mike Smith, EVP, Chief Financial Officer.

25.	Does this impact the commercial launch of Fintepla?

•	This announcement has no impact on our PDUFA target action date, which the FDA set for March 25, 2022.

•	We remain on track to launch Fintepla for Lennox-Gastaut Syndrome in the US, upon approval, in April 2022. All commercial and operational readiness activities for the launch will continue as planned.

•

Importantly, we are confident that UCB’s global scale and resources and proven product launch experience will help position Fintepla for successful global launches and enhance its ability to reach more patients around the world.

26.	Will this transaction impact any existing supply chain, patient services or commercialization agreements with our current partners?

•	There are no changes to our current contracts, and we expect them to remain in effect following the transaction.

•	It is business as usual with our current partners and our plans to produce, distribute and commercialize Fintepla remain the same.

•	Our patient services offered through Zogenix Central will continue offering exceptional support to the patient community.

27.	We have many job openings. Are we still hiring during this interim period?

•

It is important to note that both Zogenix and UCB recognize the need to hire additional staff for a successful launch of Fintepla in US and Europe, as well as to advance our development programs forward. Until the transaction closes, we will be pausing any non-critical hiring. Please consult with your department’s executive team member for any hiring needs and/or decisions.

28.	How does this transaction impact the MT 1621 program?

•	This transaction has no impact on our NDA and MAA target dates of Q4 2022 and Q1 2023 respectively; nor does it impact our commitment to this program.

•	We urge all team members to stay focused on their roles and continue their work to bring this important therapy to patients who need it

29.	Where will the combined company be headquartered and who will lead it?

•	No decisions concerning organizational structure will be finalized before the close.

•

Following the close, Jean-Christophe Tellier, UCB’s CEO, will lead the combined company. We will continue to keep you informed as we move through this process and encourage you to regularly check the Zone for updates.

30.	What will happen to our current office facilities?

•	Please keep in mind that these are still early days of our relationship with UCB, and many details remain to be worked out.

•	Between now and close, we will form an integration planning team comprised of Zogenix and UCB leadership that will begin planning how our organizations will come together.

•	However, decisions regarding organizational structure will not be finalized before the close. We will take the time needed to carefully assess and discuss these important issues.

•	We will continue to keep you informed as we move through this process and encourage you to regularly check the intranet site for updates.

31.	If I have additional questions, who can I ask?

•	We encourage you to speak with your manager or any member of the executive team.

•	Here is a contact list for any other questions:

•	Communication with vendors – Finance

•	Equity – stockadmin@zogenix.com

•	Benefits – HR@zogenix.com

Technical Questions

32.	What is a tender offer?

•

A tender offer is an offer made by an entity directly to a company’s shareholders to purchase their stock for cash, stock, or a combination of both. In this case, UCB is making an offer to purchase all shares of Zogenix for a cash payment at closing in the amount of $26.00 per share plus one CVR per share.

•	Shareholders are given the opportunity to “tender,” or sell their stock for a set price within a stated time limit.

•

A tender offer must comply with the rules and regulations of the Securities and Exchange Commission, which include certain minimum offering periods, withdrawal rights, manner of publication and other requirements.

•	Further details on the tender offer will be made available in documents filed with the Securities and Exchange Commission, which are expected to be filed by Zogenix and UCB later this week.

33.	What is a Contingent Value Right?

•

A Contingent Value Right (CVR) refers to a promise of value to be provided in the future, typically in the form of a cash payment. A CVR ensures that the shareholders get certain benefits if a specific event occurs after the closing of an acquisition.

* * *

Additional Information and Where to Find It

The tender offer described above has not yet commenced. This communication is not an offer to buy nor a solicitation of an offer to sell any securities of Zogenix, Inc. (the “Company”). The solicitation and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that UCB S.A. (the “Parent”) intends to cause Zinc Merger Sub, Inc. (“Merger Sub”) to file with the Securities and Exchange Commission (“SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. Once filed, investors will be able to obtain a free copy of these materials and other documents filed by Parent, Merger Sub and the Company with the SEC at the website maintained by the SEC at www.sec.gov. Investors may also obtain, at no charge, any such documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at www.zogenix.com.

INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE, INCLUDING THE SOLICITATION/RECOMMENDATION STATEMENT OF THE COMPANY AND ANY AMENDMENTS THERETO, AS WELL AS ANY OTHER DOCUMENTS RELATING TO THE TENDER OFFER AND THE MERGER THAT ARE FILED WITH THE SEC, CAREFULLY AND IN THEIR ENTIRETY PRIOR TO MAKING ANY DECISIONS WITH RESPECT TO WHETHER TO TENDER THEIR SHARES INTO THE TENDER OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING THE TERMS AND CONDITIONS OF THE TENDER OFFER.

Forward-Looking Statements

The statements included above that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. These forward-looking statements include without limitation statements regarding the planned completion of the transactions contemplated by the Agreement and Plan of Merger dated as of January 18, 2022 by and among the Company, Merger Sub and Parent. Risks and uncertainties that could cause results to differ from expectations include: (i) uncertainties as to the timing of the Offer and the subsequent

Merger; (ii) the risk that the Offer or the subsequent Merger may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of the Company’s stockholders tendering their shares in the Offer; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility that any or all of the various conditions to the consummation of the Offer or the subsequent Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; (vii) risk that the milestone specified in the CVR Agreement is not achieved, (viii) the effect of the announcement or pendency of the transactions contemplated by the Merger Agreement on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally; (ix) risks related to diverting management’s attention from the Company’s ongoing business operations; (x) the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; and (xi) risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020 and its other filings with the SEC, as well as the tender offer materials to be filed by Merger Sub and Parent and the Solicitation/Recommendation Statement to be filed by the Company in connection with the tender offer.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.